Exhibit 99.1

Theratechnologies Inc.

Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars)

Theratechnologies Inc.

Interim Consolidated Statements of Financial Position

(Unaudited)

(in thousands of Canadian dollars)

	Note	As at February 28, 2014	As at November 30, 2013
		$	$
Assets

Current assets
Cash		237	967
Bonds		54	99
Trade and other receivables		293	489
Inventories	4	10,003	10,995
Prepaid expenses		442	404
Derivative financial assets		143	106

		11,172	13,060

Non-current assets
Bonds		9,333	11,287
Property and equipment		267	281
Other assets		420	216

		10,020	11,784

Total assets		21,192	24,844

Liabilities

Current liabilities
Accounts payable and accrued liabilities		3,603	3,371
Current portion of deferred revenue		1,288	1,279

		4,891	4,650

Non-current liabilities
Other liabilities		166	174
Deferred revenue		1,172	1,492

		1,338	1,666

Total liabilities		6,229	6,316

Equity
Share capital		280,872	280,872
Contributed surplus		8,251	8,232
Deficit		(274,375)	(270,841)
Accumulated other comprehensive income		215	265

		14,963	18,528

Total liabilities and equity		21,192	24,844

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited)

(in thousands of Canadian dollars, except per share amounts)

		For the three-month periods ended
	Note	February 28, 2014	February 28, 2013
		$	$
Revenue
Sale of goods		675	451
Research services – Up-front payments and initial technology access fees		320	464
Royalties and licence fees		677	884

		1,672	1,799

Operating expenses
Cost of sales
Cost of goods sold		600	398
Unallocated production costs		1,025	270

		1,625	668
Research and development expenses, net of tax credits of nil (2013 – $28)		1,296	1,455
Selling and market development expenses		1,379	62
General and administrative expenses		970	967
Restructuring costs		—	(3,093)

		5,270	59

(Loss) profit from operating activities		(3,598)	1,740

Finance income		105	160
Finance costs		(33)	(40)

		72	120

(Loss) profit before income taxes		(3,526)	1,860

Income tax expense	6	(8)	—

Net (loss) profit for the period		(3,534)	1,860

Other comprehensive (loss) income, net of tax
Items that may be reclassified to loss in the future:
Net change in fair value of available-for-sale financial assets, net of tax		(25)	28
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax		(25)	(21)

		(50)	7

Total comprehensive (loss) income for the period		(3,584)	1,867

Basic and diluted (loss) earnings per share	5(b)	(0.06)	0.03

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

(in thousands of Canadian dollars)

				For the three-month period ended February 28, 2013
		Share capital		Contributed surplus	Deficit	Unrealized gains (losses) on available- for-sale financial assets*	Total
	Note	Number of shares	Amount
			$	$	$	$	$
Balance as at November 30, 2012		61,010,603	280,872	8,158	(266,786)	426	22,670

Total comprehensive income for the period
Net profit for the period					1,860	—	1,860
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax					—	28	28
Net change in fair value of available-for-sale financial assets transferred to net profit, net of tax					—	(21)	(21)

Total comprehensive income for the period					1,860	7	1,867

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	5(a)	—	—	13	—	—	13

Total contributions by owners		—	—	13	—	—	13

Balance as at February 28, 2013		61,010,603	280,872	8,171	(264,926)	433	24,550

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statement of Changes in Equity (continued)

(Unaudited)

(in thousands of Canadian dollars)

		For the three-month period ended February 28, 2014
	Note	Share capital		Contributed surplus	Deficit	Unrealized gains (losses) on available- for-sale financial assets*	Total
		Number of shares	Amount
			$	$	$	$	$
Balance as at November 30, 2013		61,010,603	280,872	8,232	(270,841)	265	18,528

Total comprehensive loss for the period
Net loss for the period					(3,534)	—	(3,534)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax					—	(25)	(25)
Net change in fair value of available-for-sale financial assets transferred to net profit, net of tax					—	(25)	(25)

Total comprehensive loss for the period					(3,534)	(50)	(3,584)

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	5(a)	—	—	19	—	—	19

Total contributions by owners		—	—	19	—	—	19

Balance as at February 28, 2014		61,010,603	280,872	8,251	(274,375)	215	14,963

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of Canadian dollars)

		For the three-month periods ended
	Note	February 28, 2014	February 28, 2013
		$	$
Cash flows from

Operating activities
Net (loss) profit for the period		(3,534)	1,860
Adjustments for
Depreciation of property and equipment		14	42
Change in deferred revenue		(311)	(456)
Share-based compensation for stock option plan	5(a)	19	13
Income tax expense	6	8	—
Writedown of inventories	4	936	192
Lease inducements and amortization		(8)	(19)
Change in fair value of derivative financial assets		(56)	(45)
Change in fair value of liability related to deferred stock unit plan		61	56
Change in fair value of derivative financial liabilities		—	2
Interest income		(80)	(132)
Interest received		128	252

		(2,823)	1,765

Changes in operating assets and liabilities
Trade and other receivables		192	322
Tax credits and grants receivable		—	(28)
Inventories		56	(743)
Prepaid expenses		(38)	221
Accounts payable and accrued liabilities		308	(921)
Provisions		—	(3,500)

		518	(4,649)

Cash flows used in operating activities		(2,305)	(2,884)

Investing activities
Proceeds from sale of bonds		1,893	1,501
Payment of other assets		(341)	—
Prepayment of derivative financial assets		—	(50)
Proceeds from disposal of derivate financial assets		23	—

Cash flows from investing activities		1,575	1,451

Net change in cash for the period		(730)	(1,433)

Cash – Beginning of period		967	1,512

Cash – End of period		237	79

See note 7 for other information.

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

1	The reporting entity and its future operations

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and an improved quality of life.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2310 Alfred-Nobel Boulevard, Montréal, Quebec H4S 2B4.

The Company’s ability to generate revenue is currently solely based on the commercialization of EGRIFTATM in the United States. The Company’s revenues are mainly derived from sales of EGRIFTATM to EMD Serono, Inc. (EMD Serono) for re-sale, royalties received from EMD Serono on US sales of EGRIFTATM to customers, milestone payments from the collaboration and licensing agreement entered into with EMD Serono (the EMD Serono Agreement) and the amortization of the initial payment received upon the closing of the EMD Serono Agreement.

On December 13, 2013, the Company announced that it had reached an agreement with EMD Serono to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTATM in the United States. Under the terms of the termination and transfer agreement entered into with EMD Serono (the EMD Termination Agreement), the Company agreed to pay an early termination fee of US$20,000 (the Early Termination Fee) evenly over a five-year period starting on the first anniversary of the closing date. The Company also agreed to pay EMD Serono an increasing royalty (the Royalties) based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur. The closing of the transaction is expected to occur on May 1, 2014. In order to secure the payment of the termination fee, the Company will be granting EMD Serono a security interest on the Company’s present and future worldwide corporeal and incorporeal movable property related to tesamorelin (see note 27 — Subsequent events to the November 30, 2013 consolidated financial statements). Future operations of the Company will significantly change upon the completion of the EMD Serono transaction which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee will increase the Company’s liquidity risk and may require additional funding.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTATM and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced and the Company ceased manufacturing again. As of the date of the financial statements, there is no longer any inventory at EMD Serono’s principal distribution center. As a result of the manufacturing difficulties, the Company undertook to carry out work to evaluate its current manufacturing process. The Company is working with EMD Serono, the third-party manufacturer, regulatory consultants and the FDA in order to resolve the supply shortage as soon as possible. A plan has been developed that is based upon temporarily reverting to the initial presentation of EGRIFTATM (1 mg vial), which was problem free during the first two years of marketing the product. The target is to resume production of the 1 mg presentation towards the end of the second quarter of 2014. While it is supplying market demand with the 1 mg presentation, the Company will continue to improve its 2 mg production cycle. Once it has confidence that the cycle is robust, the approval of the FDA to bring the 2 mg presentation back to market will be sought. The Company currently has sufficient funding to offset the interruption it is experiencing in his revenue stream. If, however, the Company encounters significant delays in re-establishing the supply chain, it may require additional funds in the next 12 months in order to meet its obligations and sustain operations.

These circumstances could result in a material uncertainty that could cast significant doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. If the going concern assumption were not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, in particular impairing of property and equipment, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2	Basis of preparation

Accounting framework

These unaudited interim consolidated financial statements (interim financial statements), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2013 and the notes thereto. These interim financial statements have not been reviewed by the Company’s auditors.

Summary of accounting policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements as at November 30, 2013.

Other new or amended accounting standards had no impact on the Company’s accounting methods.

Basis of measurement

The Company’s interim financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in note 2 of the annual consolidated financial statements as at November 30, 2013.

Functional and presentation currency

These interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

3	Changes in accounting policies

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation: Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated statements of an entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated financial statements.

Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits. The adoption of this standard had no impact on the Company’s consolidated financial statements.

4	Inventories

	As at February 28, 2014	As at November 30, 2013
	$	$
Raw materials	9,345	9,523
Work in progress	—	205
Finished goods	658	1,267

	10,003	10,995

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

During the three-month period ended February 28, 2014, the Company recorded an inventory provision of $936 on work in progress (2013 – $192), to write down their value to their estimated net realizable value. The net inventory provision of $936 was recorded in cost of sales (2013 – $192).

The writedowns in 2014 and 2013 were due to a loss of raw materials incurred during their conversion to finished goods.

5	Share capital

a)	Stock option plan

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at February 28, 2014, 1,462,472 options were available to be granted by the Company (February 28, 2013 – 1,317,343).

All options are to be settled by the physical delivery of the shares.

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option
		$
Options as at November 30, 2012	1,426,298	4.34
Granted	880,000	0.37
Expired	(15,000)	5.40
Forfeited	(415,461)	5.11

Options as at November 30, 2013	1,875,837	2.30
Granted	125,000	0.50
Forfeited	(123,168)	3.12

Options as at February 28, 2014	1,877,669	2.13

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

During the three-month period ended February 28, 2014, $19 (2013 – $13) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	As at February 28, 2014	As at November 30, 2013
Risk-free interest rate	1.97%	1.88%
Expected volatility	82.22%	81.00%
Average option life	7.5 years	8 years
Expected dividends	Nil	Nil
Grant-date share price	$0.39	$0.37
Option exercise price	$0.39	$0.37

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the weighted average fair value of stock options granted during the three-month periods ended:

February 28, 2014		February 28, 2013
Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value
	$		$
125,000	0.36	830,000	0.29

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

b)	(Loss) earnings per share

For the three-month period ended February 28, 2014, the calculation of basic (loss) earnings per share was based on the net (loss) profit attributable to common shareholders of the Company of $(3,534) (February 28, 2013 – $1,860), and a weighted average number of common shares outstanding of 61,010,603 (February 28, 2013 – 61,010,603), calculated as follows:

	For the three-month periods ended
	February 28, 2014	February 28, 2013
	$	$
Issued common shares as at December 1	61,010,603	61,010,603
Effect of share options exercised	—	—

Weighted average number of common shares	61,010,603	61,010,603

As at February 28, 2014, 1,877,669 options were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. All options outstanding as at February 28, 2014 could potentially dilute basic loss per share in the future.

6	Income tax expense

	For the three-month periods ended
	February 28, 2014	February 28, 2013
	$	$
Deferred tax expense
Origination and reversal of temporary differences	(948)	502
Change in unrecognized deductible temporary differences	948	(502)
Other	(8)	—

	(8)	—

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2014

(in thousands of Canadian dollars, except per share amounts)

7	Other information

The Company entered into the following transactions which had no impact on the cash flows:

	February 28, 2014	November 30, 2013
	$	$
Additions to other assets included in accounts payable and accrued liabilities	79	216
Reimbursement of prepayment of derivative financial assets included in trade and other receivables	—	(4)